NO ACT

PE 12-19-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09004156

Received SEC

FEB 17 2009

Washington, DC 20549

February 12, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-17-09

Amy W. Schulman
Senior Vice President and General Counsel
Legal Division
Pfizer Inc.
235 East 42nd Street 235/22/3
New York, NY 10017

Re: Pfizer Inc.
Incoming letter dated December 19, 2008

Dear Ms. Schulman:

This is in response to your letter dated December 19, 2008 concerning the shareholder proposal submitted to Pfizer by Nick Rossi. We also have received letters on the proponent's behalf dated January 5, 2009 and January 26, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

PROCESSED
MAR 02 2009
THOMSON REUTERS

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 12, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Pfizer Inc.
Incoming letter dated December 19, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Pfizer's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Pfizer may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Pfizer may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Pfizer may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Pfizer may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Pfizer may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Pfizer may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Pfizer may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Pfizer may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 26, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Pfizer Inc. (PFE) and Gibson Dunn & Crutcher
Rule 14a-8 Proposal by Nick Rossi
Special Shareholder Meetings

Ladies and Gentlemen:

This further responds to the December 19, 2008 no action request regarding this rule 14a-8 proposal by Nick Rossi with the following text and in particular addressing the i-10 objection toward the conclusion in which Honeywell International Inc. (January 15, 2009) may be relevant:

[PFE: Rule 14a-8 Proposal, October 14, 2008, Updated November 11, 2008]
3 – Special Shareowner Meetings
RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Nick Rossi
Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer.
...

Notes:
Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The company's citing of 2008 proposals with text about "no restriction," which is not used in the 2009 rule 14a-8 proposal, appears to be a company attempt to confuse the word "exception" with the old "no restriction" wording. An "exception" is vastly different and an exception in the context of this proposal would be a company device to hamstring an apparent shareholder right to call a special meeting, while the "no restriction" text from 2008 could be viewed as an unlimited right by shareholders.

Nonetheless the following resolved text, which was excluded in 2008 at some companies, received 39% to 48% support at five major companies in 2008:

RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Apparently 39% to 48% of the shareholders (based on yes and no votes) at these companies understood the immediately above text on this topic:

Home Depot (HD)	39%
Sprint Nextel (S)	40%
Allstate (ALL)	43%
Bank of America (BAC)	44%
CVS Caremark (CVS)	48%

The above voting results are evidence of the importance of this topic to shareholders and given this level of importance – shareholders should not be denied the opportunity to vote on this topic in 2009.

This rule 14a-8 proposal does not seek to place limits on management and/or the board when members of the management and/or the board act exclusively in the capacity of individual shareholders. For instance this proposal does not seek to compel a member of management and/or the board to vote their shares with or against the proxy position of the entire board on ballot items or to require directors to buy stock.

The proposal is internally consistent. The first sentence of the proposal would empower each shareholder, without exception or exclusion, to be part of 10% of shareholders (acting in the capacity of shareholders only) able to call a special meeting. This sentence does not exclude any shareholder from being part of the 10% of shareholders. The fact that there is no exclusion of even a single shareholder – contradicts the core company "exclusion" argument. The company has not named one shareholder who would be excluded.

The company misrepresentation of the proposal appears to be based on a false premise that the overwhelming purpose of shareholder proposals is to only ask the individual board members to take action on their own and only in their limited capacity as private shareholders. To the contrary most, if not all, rule 14a-8 proposals ask the board to act in its capacity as the board.

The company has not produced evidence of any rule 14a-8 shareholder proposal in which board members were asked to take action on their own and only in their limited capacity as private shareholders. And the company has not produced any evidence of a shareholder proposal with the purpose of restricting rights of the directors when they act as private shareholders. The company apparently drafts its no action request based on a belief that the key to writing a no action request is to produce a number of speculative or highly speculative meanings for the resolved statements of a rule 14a-8 proposals.

The company does not explain why it does not alternatively back up its (i)(3) objection by requesting that the second sentence of the resolved statement be omitted.

The company objection is unfounded because it is based on the false assumption that the resolved statement of any shareholder proposal concerning the board of directors refers to the members of the board in their capacity as private shareholders.

Thus the 2008 Invacare Corporation proposal in the next paragraph, that was voted at the 2008 Invacare annual meeting (and all similar proposals), could henceforth be excluded using the same concept in the company no action request. Specifically through a claim that the Invacare proposal is in reality asking the board to declassify the board and calling for board members to only act in their capacity as private shareholders to declassify the board (and private shareholders have no power to declassify the board).

"BE IT RESOLVED, that the stockholders of Invacare Corporation request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires."

The company (i)(2) objection appears to be dependent on unqualified acceptance of its (i)(3) objection and hence gratuitous.

The company (i)(6) objection appears to be dependent on unqualified acceptance of its (i)(3) and (i)(2) objections and hence gratuitous.

Concurrence regarding (i)(3) and (i)(2) was not given on the same topic of this proposal in:

Home Depot, Inc. (January 21, 2009)	*(i)(3)*
Burlington Northern Santa Fe Corporation (January 12, 2009)	*(i)(3)*
Baker Hughes Incorporated (January 16, 2009)	*(i)(2)*

The company i-10 objection in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called. The company also fails to note that this proposal calls for 10% of shareholders and previous proposals called for a range of 10% to 25%.

The dispersed ownership (1434 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio.

The company has provided no evidence from any experts that would contradict this. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 1434 institutions ever calling a special meeting.

The company has not provided one precedent in which the dispersed ownership issue was introduced. *However the dispersed ownership issue was considered in Honeywell International Inc. (January 15, 2009), Home Depot, Inc. (January 21, 2009) and Allegheny Energy, Inc. (January 15, 2009) in which there was no i-10 concurrence for these companies although it was requested.*

Additionally the Honeywell International proposal may be the first such proposal scheduled for a vote of the 10% threshold after a 25% threshold was adopted by the company. If shareholders give significant support for the 10% threshold at Honeywell International in 2009 this would be a strong indication that a 25% threshold does not implement a 10% threshold. Arguably a 25% threshold should not be allowed to implement a 10% threshold until there is at least a shareholder voting track record that would show that a 10% proposal obtains a minuscule vote after a 25% threshold is in place.

These same principles may apply to the i-10 no action requests submitted by Gibson, Dunn & Crutcher for this same topic at Time Warner (TWX) on December 29, 2008 and Chevron (CVX) on January 23, 2009.

If this were not enough, Section 9 (attached with emphasis added) facilitates the revocation of shareholders' initial request for a special meeting and enables the company to maneuver so that directors cannot be elected at a special meeting. Section 9 essentially moots any right to a shareholder called special meeting.

The company response begs the question of how many years a company can drag out the adoption of a shareholder proposal.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Amy Schulman <amy.schulman@Pfizer.com>

9. *Special Meetings*. Special meetings of the stockholders for any purpose or purposes may be called by the Chair of the Board, and shall be called by the Chair of the Board or the Secretary at the request in writing of a majority of the Board of Directors or one or more record holders of shares of stock of the Corporation representing in the aggregate not less than twenty-five percent (25%) of the total number of shares of stock entitled to vote on the matter or matters to be brought before the proposed special meeting. A stockholder request for a special meeting shall be directed to the Secretary and shall be signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting and shall be accompanied by a notice setting forth the information required by paragraph 13 of this Article or paragraph 13 of Article II of these By-laws, as applicable, as to any nominations proposed to be presented and any other business proposed to be conducted at such special meeting and as to the stockholder(s) requesting the special meeting, as well as the written questionnaire and written representation and agreement required by paragraph 15 of Article II of these By-laws from any nominee for election as a director of the Corporation. A special meeting requested by stockholders shall be held at such date, time and place within or without the state of Delaware as may be designated by the Board of Directors; provided, however, that the date of any such special meeting shall be not more than ninety (90) days after the request to call the special meeting by one or more stockholders who satisfy the requirements of this paragraph 9 of Article I is received by the Secretary. ***Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if:*** (i) the stated business to be brought before the special meeting is not a proper subject for stockholder action under applicable law, ***or (ii) the Board of Directors has called or calls for an annual meeting of stockholders to be held within ninety (90) days after the Secretary receives the request for the special meeting and the Board of Directors determines in good faith that the business of such annual meeting includes (among any other matters properly brought before the annual meeting) the business specified in the stockholder's request. A stockholder may revoke a request for a special meeting at any time by written revocation*** delivered to the Secretary, and if, following such revocation, there are un-revoked requests from stockholders holding in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the Board of Directors, in its discretion, may cancel the special meeting. If none of the stockholders who submitted the request for a special meeting appears or sends a qualified representative to present the nominations proposed to be presented or other business proposed to be conducted at the special meeting, the Corporation need not present such nominations or other business for a vote at such meeting. Business transacted at all special meetings shall be confined to the matters stated in the notice of special meeting. Business transacted at a special meeting requested by stockholders shall be limited to the matters described in the special meeting request; provided, however, that nothing herein shall prohibit the Board of Directors from submitting matters to the stockholders at any special meeting requested by stockholders. The Chair of a special meeting shall determine all matters relating to the conduct of the meeting, including, but not limited to, determining whether any nomination or other item of business has been properly brought before the meeting in accordance with these By-laws, and if the Chair should so determine and declare that any nomination or other item of business has not been properly brought before the special meeting, then such business shall not be transacted at such meeting.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 5, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Pfizer Inc. (PFE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal by Nick Rossi
Special Shareholder Meetings

Ladies and Gentlemen:

This is the first response to the company December 19, 2008 no action request regarding this rule 14a-8 proposal by William Steiner with the following text:

[PFE: Rule 14a-8 Proposal, October 14, 2008, Updated November 11, 2008]
3 – Special Shareowner Meetings
RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Nick Rossi
Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer.
...

Notes:
Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** , sponsored this proposal.

The company's citing of 2008 proposals with text about "no restriction," which is not used in the 2009 rule 14a-8 proposal, appears to be a company attempt to confuse the word "exception" with the old "no restriction" wording. An "exception" is vastly different and an exception in the context of this proposal would be a company device to hamstring an apparent shareholder right to call a special meeting, while the "no restriction" text from 2008 could be viewed as an unlimited right by shareholders.

Nonetheless the following resolved text, which was excluded in 2008 at some companies, received 39% to 48% support at five major companies in 2008:

RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Apparently 39% to 48% of the shareholders (based on yes and no votes) at these companies were not confused on the immediately above text on this topic:

Home Depot (HD)	39%
Sprint Nextel (S)	40%
Allstate (ALL)	43%
Bank of America (BAC)	44%
CVS Caremark (CVS)	48%

The above voting results are evidence of the importance of this topic to shareholders and given this level of importance – shareholders should not be denied the opportunity to vote on this topic in 2009.

This rule 14a-8 proposal does not seek to place limits on management and/or the board when members of the management and/or the board act exclusively in the capacity of individual shareholders. For instance this proposal does not seek to compel a member of management and/or the board to vote their shares with or against the proxy position of the entire board on ballot items or to require directors to buy stock.

The proposal is internally consistent. The first sentence of the proposal would empower each shareholder, without exception or exclusion, to be part of 10% of shareholders (acting in the capacity of shareholders only) able to call a special meeting. This sentence does not exclude any shareholder from being part of the 10% of shareholders. The fact that there is no exclusion of even a single shareholder – contradicts the core company "exclusion" argument. The company has not named one shareholder who would be excluded.

The company misinterpretation of the proposal appears to be based on a false premise that the overwhelming purpose of shareholder proposals is to only ask the individual board members to take action on their own and only in their limited capacity as private shareholders. To the contrary most, if not all, rule 14a-8 proposals ask the board to act in its capacity as the board.

The company has not produced evidence of any rule 14a-8 shareholder proposal in which board members were asked to take action on their own and only in their limited capacity as private shareholders. And the company has not produced any evidence of a shareholder proposal with the purpose of restricting rights of the directors when they act as private shareholders. The company apparently drafts its no action request based on a belief that the key to writing a no action request is to produce a number of speculative or highly speculative meanings for the resolved statements of a rule 14a-8 proposals.

The company does not explain why it does not alternatively back up its (i)(3) objection by requesting that the second sentence of the resolved statement be omitted.

The company objection is confused because it creates the false assumption that the resolved statement of any shareholder proposal concerning the board of directors means the members of the board in their capacity as individual shareholders.

Thus the 2008 Invacare Corporation proposal in the next paragraph, that was voted at the 2008 Invacare annual meeting (and all similar proposals), could be excluded henceforth using the same concept in the company no action request. Specifically through a claim that the Invacare proposal is in reality asking the board to declassify the board and yet it is limited this request to the individual members of the board and calling for them to only act in their capacity as individual shareholders to declassify the board (and individual shareholders have no power to declassify the board).

"BE IT RESOLVED, that the stockholders of Invacare Corporation request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires."

The company (i)(2) objection appears to be dependent on unqualified acceptance of its (i)(3) objection and hence gratuitous.

The company (i)(6) objection appears to be dependent on unqualified acceptance of its (i)(3) and (i)(2) objections and hence gratuitous.

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called. The company also fails to note that this proposal calls for 10% of shareholders and previous proposals called for a range of 10% to 25%.

The dispersed ownership (1434 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio.

The company has provided no evidence from any experts that would contradict this. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 1434 institutions ever calling a special meeting.

The company has not provided one precedent in which the dispersed ownership issue was introduced.

If this were not enough, Section 9 (attached with emphasis added) facilitates the revocation of shareholders' initial request for a special meeting and enables the company to maneuver so that directors cannot be elected at a special meeting. Section 9 essentially moots any right to a shareholder called special meeting.

The company response begs the question of how many years a company can drag out the adoption of a shareholder proposal.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Amy Schulman <amy.schulman@Pfizer.com>

9. ***Special Meetings***. Special meetings of the stockholders for any purpose or purposes may be called by the Chair of the Board, and shall be called by the Chair of the Board or the Secretary at the request in writing of a majority of the Board of Directors or one or more record holders of shares of stock of the Corporation representing in the aggregate not less than twenty-five percent (25%) of the total number of shares of stock entitled to vote on the matter or matters to be brought before the proposed special meeting. A stockholder request for a special meeting shall be directed to the Secretary and shall be signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting and shall be accompanied by a notice setting forth the information required by paragraph 13 of this Article or paragraph 13 of Article II of these By-laws, as applicable, as to any nominations proposed to be presented and any other business proposed to be conducted at such special meeting and as to the stockholder(s) requesting the special meeting, as well as the written questionnaire and written representation and agreement required by paragraph 15 of Article II of these By-laws from any nominee for election as a director of the Corporation. A special meeting requested by stockholders shall be held at such date, time and place within or without the state of Delaware as may be designated by the Board of Directors; provided, however, that the date of any such special meeting shall be not more than ninety (90) days after the request to call the special meeting by one or more stockholders who satisfy the requirements of this paragraph 9 of Article I is received by the Secretary. ***Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if:*** (i) the stated business to be brought before the special meeting is not a proper subject for stockholder action under applicable law, ***or (ii) the Board of Directors has called or calls for an annual meeting of stockholders to be held within ninety (90) days after the Secretary receives the request for the special meeting and the Board of Directors determines in good faith that the business of such annual meeting includes (among any other matters properly brought before the annual meeting) the business specified in the stockholder's request. A stockholder may revoke a request for a special meeting at any time by written revocation*** delivered to the Secretary, and if, following such revocation, there are un-revoked requests from stockholders holding in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the Board of Directors, in its discretion, may cancel the special meeting. If none of the stockholders who submitted the request for a special meeting appears or sends a qualified representative to present the nominations proposed to be presented or other business proposed to be conducted at the special meeting, the Corporation need not present such nominations or other business for a vote at such meeting. Business transacted at all special meetings shall be confined to the matters stated in the notice of special meeting. Business transacted at a special meeting requested by stockholders shall be limited to the matters described in the special meeting request; provided, however, that nothing herein shall prohibit the Board of Directors from submitting matters to the stockholders at any special meeting requested by stockholders. The Chair of a special meeting shall determine all matters relating to the conduct of the meeting, including, but not limited to, determining whether any nomination or other item of business has been properly brought before the meeting in accordance with these By-laws, and if the Chair should so determine and declare that any nomination or other item of business has not been properly brought before the special meeting, then such business shall not be transacted at such meeting.

Legal Division
Pfizer Inc
235 East 42nd Street 235/22/3
New York, NY 10017
Tel 212 733 1144 Fax 646 348 8157
Mobile 917 328 0738
Email amy.schulman@pfizer.com

Amy W. Schulman
Senior Vice President, General Counsel

December 19, 2008

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of John Chevedden (Rossi)*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") purportedly in the name of Nick Rossi as his nominal proponent.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent and his nominal proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal[1] states:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proponent has exceeded the one proposal limitation of Rule 14a-8(c) and does not satisfy the ownership requirements of Rule 14a-8(b) for the reasons addressed in a separate no-action request submitted concurrently herewith and, accordingly, that the Proposal is excludable on those bases. In addition, we believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law;
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; and

---

[1] On October 14, 2008, the Company received the original version of the Proposal from the Proponent. On November 11, 2008, the Company received an "updated" version of the Proposal from the Proponent, which sought to revise the language of the resolution and supporting statement from the original version of the Proposal. Pursuant to the guidance provided in Staff Legal Bulletin No. 14 (Jul. 13, 2001), the Company has chosen to accept the Proponent's revisions, and this letter will address the revised version of the Proposal.

- Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite so as to Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). In this regard, the Staff has permitted the exclusion of a variety of shareholder proposals, including proposals requesting amendments to a company's certificate of incorporation or by-laws. *See Alaska Air Group Inc.* (avail. Apr. 11, 2007) (concurring with the exclusion of a shareholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as "vague and indefinite."); *Peoples Energy Corp.* (avail. Dec. 10, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the certificate and by-laws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect"). In fact, the Staff has concurred that numerous shareholder proposals submitted by the Proponent requesting companies to amend provisions regarding the ability of shareholders to call special meetings were vague and indefinite and thus could be excluded under Rule 14a-8(i)(3). *See Raytheon Co.* (avail. Mar. 28, 2008) (concurring with the exclusion of the Proponent's proposal that the board of directors amend the company's "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting"); *Office Depot Inc.* (avail. Feb. 25, 2008); *Mattel Inc.* (avail. Feb. 22, 2008); *Schering-Plough Corp.* (avail Feb. 22, 2008); *CVS Caremark Corp.* (avail. Feb. 21, 2008); *Dow Chemical Co.* (avail. Jan. 31, 2008); *Intel Corp.* (avail. Jan. 31, 2008); *JPMorgan Chase & Co.* (avail. Jan. 31, 2008); *Safeway Inc.* (avail. Jan. 31, 2008); *Time Warner Inc.* (avail. Jan. 31, 2008);

Bristol Myers Squibb Co. (avail. Jan. 30, 2008); *Pfizer Inc.* (avail. Jan. 29, 2008); *Exxon Mobil Corp.* (avail. Jan. 28, 2008).

Moreover, the Staff has on numerous occasions concurred that a shareholder proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a shareholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

In the instant case, neither the Company nor its shareholders can determine the measures requested by the Proposal, because the Proposal itself is internally inconsistent. The operative language in the Proposal consists of two sentences. The first sentence requests that the Company's Board of Directors take the steps necessary "to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." The second sentence requires further that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners." However, the by-law or charter text requested in the first sentence of the Proposal on its face includes an "exclusion condition," in that it explicitly excludes holders of less than 10% of the Company's outstanding common stock from having the ability to call a special meeting of shareholders.[2] Thus, the by-law or charter text requested in the first sentence of the Proposal is inconsistent with the requirements of the text requested in the second sentence of the Proposal, and accordingly, neither the Company nor its shareholders know what is required.[3]

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[2] The clause in the second sentence that, effectively, would allow any exception or exclusion condition required by any state law to which the Company is subject does not address or remedy the conflict between the two sentences, because the 10% stock ownership condition called for in the first sentence is not required by Delaware state law, under which the Company is incorporated.

[3] Evidence of this confusion can be seen in the alternative ways that requirements of the Proposal have been interpreted by other companies receiving the same Proposal. *See, e.g.*, *Burlington Northern Sante Fe Corp.* (incoming No-Action request, filed Dec. 5, 2008)

[Footnote continued on next page]

The Staff previously has recognized that when such internal inconsistencies exist within the resolution clause of a proposal, the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3). For example, in *Verizon Communications Inc.* (avail. Feb. 21, 2008), the resolution clause of the proposal included a specific requirement, in the form of a maximum limit on the size of compensation awards, and a general requirement, in the form of a method for calculating the size of such compensation awards. However, when the two requirements proved to be inconsistent with each other because the method of calculation resulted in awards exceeding the maximum limit, the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also Boeing Co.* (avail. Feb. 18, 1998) (concurring with the exclusion of a proposal as vague and ambiguous because the specific limitations in the proposal on the number and identity of directors serving multiple-year terms were inconsistent with the process it provided for shareholders to elect directors to multiple-year terms). Similarly, the resolution clause of the Proposal includes the specific requirement that only shareholders holding 10% of the Company's shares have the ability to call a special meeting, which conflicts with the Proposal's general requirement that there be no "exception or exclusion conditions." In fact, the Proposal creates more confusion for shareholders than the *Verizon* compensation proposal because the inconsistency is patent and does not require any hypothetical calculations.

Consistent with Staff precedent, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"). Here, the operative language of the Proposal is self-contradictory, and therefore, neither the Company's shareholders nor its Board of Directors would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company to Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of Delaware. For the reasons set forth

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[Footnote continued from previous page]

(interpreting the limitation on "exception or exclusion conditions" to apply to the subject matter of special meetings).

in the legal opinion regarding Delaware law attached hereto as Exhibit B (the "Delaware Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate the Delaware General Corporation Law (the "DGCL").

The Proposal requests that any "exception or exclusion condition" applied to shareholders in the by-law and/or charter text giving shareholders the ability to call a special meeting also be applied to "management and/or the board." However, as discussed in the Delaware Law Opinion, doing so "violates Delaware law because it would place restrictions on the ability of the Board to call a special meeting, which is a fundamental power expressly granted to the Board by Section 211(d) of the [DGCL]." Section 211(d) of the DGCL provides that "[s]pecial meetings of the stockholders may be called by the board of directors," without any means to limit or restrict such power in a company's by-laws or otherwise. Yet, the Proposal requests both that the ability of shareholders to call special meetings be conditioned upon holding 10% of the Company's shares and that such condition be applied to "management and/or the board." Thus, as supported by the Delaware Law Opinion, implementation of the Proposal would cause the Company to violate state law[4] because the Proposal requests the imposition of "exception or exclusion conditions" on the unrestricted power of the Company's Board to call a special meeting.

The Staff previously has concurred with the exclusion, under Rule 14a-8(i)(2) or its predecessor, of shareholder proposals that requested the adoption of a by-law or certificate amendment that if implemented would violate state law. *See, e.g., PG&E Corp.* (avail. Feb. 14, 2006) (concurring with the exclusion of a proposal requesting the amendment of the company's governance documents to institute majority voting in director elections where

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[4] The reference in the Proposal to "the fullest extent permitted by state law" does not affect this conclusion. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (*i.e.*, there will be no exception or exclusion conditions not required by state law) and highlights the conflict between the first and second sentences of the Proposal discussed in Section I above. Such language does not limit the exception and exclusion conditions that would "apply only to shareowners but not to management and/or the board." Were it to do so, the entire second sentence of the proposal would be rendered a nullity because, as supported by the Delaware Law Opinion, there is no extent to which the exception and exclusion condition included in the Proposal is permitted by state law. This ambiguity is yet another example of why, as set forth in Section I above, the Proposal can be excluded under Rule 14a-8(i)(3) as vague and indefinite because the Company's shareholders would be unable "to determine with any reasonable certainty what actions would be taken under the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

Section 708(c) of the California Corporations Code required that plurality voting be used in the election of directors); *Hewlett-Packard Co.* (avail. Jan. 6, 2005) (concurring with the exclusion of a proposal recommending that the company amend its by-laws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" in violation of the "one share, one vote" standard set forth in DGCL Section 212(a)); *GenCorp Inc.* (avail. Dec. 20, 2004) (concurring with the exclusion of a proposal requesting an amendment to the company's governing instruments to provide that every shareholder resolution approved by a majority of the votes cast be implemented by the company since the proposal would conflict with Section 1701.59(A) of the Ohio Revised Code regarding the fiduciary duties of directors). *See also Boeing Co.* (avail. Mar. 4, 1999) (concurring with the exclusion of a proposal requesting that every corporate action requiring shareholder approval be approved by a simple majority vote of shares since the proposal would conflict with provisions of the DGCL that require a vote of at least a majority of the outstanding shares on certain issues); *Tribune Co.* (avail. Feb. 22, 1991) (concurring with the exclusion of a proposal requesting that the company's proxy materials be mailed at least 50 business days prior to the annual meeting since the proposal would conflict with Sections 213 and 222 of the DGCL, which set forth certain requirements regarding the notice of, and the record date for, shareholder meetings).

The Proposal requests that any "exception or exclusion conditions" applied to the ability of shareholders to call a special meeting also be applied to "management and/or the board." However, Delaware law provides the Company's Board unrestricted power to call a special meeting, which cannot be altered by the Company. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(2) because, as supported by the Delaware Law Opinion, implementation of the Proposal would cause the Company to violate applicable state law.

III. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Company lacks the power and authority to implement the Proposal and the Proposal can be excluded under Rule 14a-8(i)(6) both because: (a) the Proposal "is so vague and indefinite that [the Company] would be unable to determine what action should be taken," *see International Business Machines Corp.* (avail. Jan. 14, 1992) (applying predecessor Rule 14a-8(c)(6)); and (b) the Proposal seeks action contrary to state law, *see, e.g., Schering-Plough Corp.* (avail. Mar. 27, 2008); *Bank of America Corp.* (avail. Feb. 26, 2008); *Boeing Co.* (avail. Feb. 19, 2008); *PG&E Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion of a proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)).

As discussed in Section I above, the Proposal is vague and indefinite because it is internally inconsistent and requests that the Company's Board take the impossible actions of both (a) adopting a by-law containing an exclusion condition and (b) not including any exclusion conditions in such by-law. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite, it is also excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

As discussed in Section II above, the Proposal's implementation would violate the DGCL. Specifically, Delaware law provides the Company's Board unrestricted power to call a special meeting, which cannot be altered by the Company. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2) as violating state law, it is also excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

IV. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Proposal Has Already Been Substantially Implemented by the Company.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the essential objective of the proposal has been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

In October 2008, the Company's Board considered the desirability of revising its by-laws or other governing documents to permit shareholders representing a significant ownership interest in the Company to call a special meeting. It determined to amend the Company's by-laws to give shareholders representing 25% of the total number of shares entitled to vote the ability to call a special meeting (as amended, the "By-Laws," attached hereto as Exhibit C; *see* Article I, Section 9). Despite this, the Proponent has now submitted the Proposal, which seeks to require reconsideration of the issue of shareholders' ability to call a special meeting.[5] This is exactly the scenario contemplated by the Commission when it adopted the predecessor to Rule 14a-8(i)(10) "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." 1976 Release. When the Company has acted responsively and favorably to an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) does not require the Company and its shareholders to reconsider the issue. *See, e.g., Allegheny Energy, Inc.* (avail. Feb. 20, 2008); *Honeywell International, Inc.* (avail. Jan. 24, 2008) (concurring with the exclusion of the Proponent's rephrased proposal as substantially implemented under Rule 14a-8(i)(10) for the *fourth year*, when the company had implemented the Proponent's prior proposal regarding the same matter). Accordingly, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

The By-Laws substantially implement the Proposal for purposes of Rule 14a-8(i)(10) because they implement the Proposal's essential objective of giving shareholders the ability to call special shareholder meetings. Such objective is evidenced by the arguments advanced in support of the Proposal, which exclusively focus on the need for shareholders to have such ability. The arguments include that (i) "[s]pecial meetings allow shareowners to vote on important matters . . . that can arise between annual meetings," (ii) "[i]f shareowners cannot call special meetings, management may become insulated and investor returns may suffer," and (iii) various organizations and shareholders of other companies favor the ability of shareholders to call special meetings. The ability of shareholders to call a special meeting provided in the By-Laws addresses these concerns. For this reason, despite the wide variety of phrasing chosen for the Proponent's proposals requesting the ability of shareholders to call special meetings, the Staff has concurred with the exclusion of such proposals as substantially implemented by provisions similar to the By-Laws. *See, e.g., Borders Group Inc.* (avail. Mar. 11, 2008) ("no restriction on the shareholder right to call a special meeting"); *Chevron Corp.* (avail. Feb. 19, 2008) ("to give holders of 10% to 25% of our outstanding common stock the power to call a special shareholder meeting . . . . This proposal favors 10% from the above range."); *Johnson & Johnson* (avail Feb. 19, 2008) ("to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting . . . . This proposal favors 10% . . . to call a special

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[5] The Proposal marks the second time that the Proponent has submitted a proposal requesting that the Board consider the issue of the shareholders' ability to call a special meeting. In a proposal submitted for the Company's 2008 proxy statement, the Proponent requested that the Company's board amend the "bylaws and other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."

shareholder meeting"); *Hewlett Packard Co.* (avail. Dec. 11, 2007) ("to give holders of 25% or less of our outstanding common stock . . . the power to call a special shareholder meeting").

The Proponent's modification of the numerical percentage of shares necessary for shareholders to call a special meeting is the only difference between the Proposal and the By-Laws and does not preclude the By-Laws from substantially implementing the Proposal under Rule 14a-8(i)(10). The Proponent has previously tried, and failed, to use the tactic of changing a number requested in a proposal to avoid the application of Rule 14a-8(i)(10). In *General Motors* (avail. Mar. 3, 2004), the Proponent submitted a proposal requesting a shareholder vote on the adoption of a poison pill "at the earliest next shareholder election." The Staff concurred with the exclusion of the proposal as substantially implemented by a company policy, adopted in response to prior shareholder proposals, that provided for a shareholder vote "within 12 months of the date of adoption." Similar to this case, despite the implementation of his proposal, the Proponent submitted the same proposal the next year, modifying it specifically to require a shareholder vote "within 4-months." Unlike this case, the supporting statement focused on the timing of the vote and argued that 12 months was too long a delay. However, the Staff again concurred with the exclusion of the revised proposal as substantially implemented under Rule 14a-8(i)(10). *See General Motors Corp.* (avail. Mar. 14, 2005); *see also Boeing Co.* (avail. Mar. 9, 2005); *Home Depot, Inc.* (avail. Mar. 7, 2005). Similarly, the Proponent's tactic of modifying the numerical percentage has not changed the essential objective of the Proposal. To conclude otherwise would render Rule 14a-8(i)(10) a nullity because it would allow the Proponent to resubmit the Proposal indefinitely with a different percentage each year. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented by the By-Laws.

Nor does the Proposal contain any other requests that the By-Laws have not substantially implemented under Rule 14a-8(i)(10). The By-Laws do not contain "any exception or exclusion conditions (to the fullest extent permitted by state law)" that apply to shareholders, management or the Board, with exception of a minimum share holding condition, which is also contemplated by the first sentence of the Proposal. The By-Laws include procedural and disclosure requirements necessary to implement the essential objective of the Proposal, not "exception or exclusion conditions" to the ability to call a special meeting. In this regard, the Staff previously has recognized that similar provisions do not constitute restrictions on the ability to call a special meeting. In *Allegheny Energy, Inc.* (avail. Feb. 19, 2008), the proposal requested that Allegheny amend its by-laws and other governing documents "in order that there is no restriction on the shareholder right to call a special meeting." Like the Company, Allegheny's existing by-laws provided the ability to call a special meeting to holders of 25% of the shares entitled to vote at the special meeting and included procedural and disclosure requirements. Moreover, unlike the Company, Allegheny's existing by-laws conditioned the calling of such a special meeting on the payment of mailing costs by the requesting shareholders and the business of the special meeting not having been considered in the last twelve months. Despite all these provisions, the Staff concurred with exclusion of the proposal under Rule 14a-8(i)(10), as the existing by-laws substantially implemented the request that there be "no restriction" on the shareholder ability to call a special meeting. *See also Borders Group Inc.* (avail. Mar. 11, 2008) (concurring with the exclusion of an identical proposal as substantially implemented by existing by-laws containing procedural and disclosure requirements). In the instant case, the Proposal is much less expansive because it only limits "exception and exclusion conditions," and the By-Laws do not contain such conditions. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented by the By-Laws.

We believe that, for the reasons set forth above, the Proposal may be excluded from the Company's 2009 Proxy Materials under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-1144 or Amy L. Goodman at Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,

Amy W. Schulman /EAI

Amy W. Schulman
Senior Vice President and General Counsel

AWS/ksb
Enclosures

cc: John Chevedden
Nick Rossi

100569427_8.DOC

EXHIBIT A

rrc

Nick Rossi

FISMA & OMB Memorandum M-07-16

Mr. Jeffrey B. Kindler
Chairman
Pfizer Inc. (PFE)
235 E 42nd St
New York NY 10017

Rule 14a-8 Proposal

Dear Mr. Kindler,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Rossi 10/6/08

cc: Rosemary Kenney <rosemary.kenney@pfizer.com>
Suzanne Rolon <Suzanne.Y.Rolon@Pfizer.com>
Manager, Communications
Corporate Governance | Legal Division
212.733.5356p | 212.573.1853f

[PFE: Rule 14a-8 Proposal, October 14, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting to consider any topic that the board or management could call such a special meeting for (to the fullest extent permitted by state law). This includes that there are no exclusion conditions, to the fullest extent permitted by state law, applying only to shareowners.

Statement of Nick Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer.

Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

This proposal topic also won as high as 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Merck & Co. (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

Rolon, Suzanne Y.

From:	olmsted ***FISMA & OMB Memorandum M-07-16***
Sent:	Tuesday, October 14, 2008 9:30 PM
To:	Kenney, Rosemary; Rolon, Suzanne Y.
Subject:	Rule 14a-8 Proposal (PFE)
Attachments:	CCE00001.pdf

CCE00001.pdf (235 KB)

Please see the attachment.

Sincerely,
John Chevedden

Rolon, Suzanne Y.

From: Rolon, Suzanne Y.
Sent: Thursday, October 23, 2008 10:14 AM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Shareholder Proposal - Special Meetings
Attachments: Special Meetings - Rossi.pdf; Rule 14a.doc

Dear Mr. Chevedden,

Please view the attached.

Regards,

Suzanne Rolon

Suzanne Rolon
Senior Manager
Corporate Governance | Legal Division
Pfizer Inc
212.733.5356p | 212.573.1853f
suzanne.y.rolon@pfizer.com

Legal
Pfizer Inc
235 East 42nd Street 235/19/4
New York, NY 10017-5755
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com

Suzanne Y. Rolon
Senior Manager, Communications
Corporate Governance

Via Overnight Mail and E-Mail

October 22, 2008

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: **Shareholder Proposal for Pfizer 2009 Annual Meeting of Shareholders - Submitted by: Nick Rossi**

Shareholders of Pfizer ask the Board to take the steps necessary to amend the company's bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above10%) the power to call a special shareholder meeting to consider any topic that the board or management could call such a special meeting for (to the fullest extent permitted by state law).

Dear Mr. Chevedden:

This letter will acknowledge receipt on October 14, 2008 of Mr. Nick Rossi's letter dated October 6, 2008 to Mr. Jeffrey B. Kindler, Chairman of Pfizer Inc., giving notice that Mr. Rossi intends to sponsor the above proposal at our 2009 Annual Meeting of Shareholders.

Mr. Rossi's letter noted that you or your designee will act on his behalf in shareholder matters, including his shareholder proposal, and requested that all future communications be directed to you.

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, the proponent must provide proof to us that he has continuously owned at least $2,000 in market value, or 1%, of Pfizer's common stock that would be entitled to be voted on the proposal for at least one year by the date the proposal was submitted. Pfizer's stock records do not indicate that the proponent is the record owner of sufficient shares to satisfy this requirement. In addition, we note that proof of ownership was not provided with the letter from Mr. Rossi.

Mr. Rossi's letter contains the written statement that he intends to meet the requirements under Rule 14a-8 and that he intends to continue ownership of the shares through the date of our 2009 annual meeting, so we will need only the following proof of ownership to remedy this defect as explained in Rule 14a-8(b):

- A written statement from the "record" holder of the proponent's shares (usually a broker or a bank) verifying that, at the time the proponent submitted his proposal, he had continuously held the requisite number of shares for at least one year; or

- If the proponent has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level.

The rules of the Securities and Exchange Commission require that any response to this letter must be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please send proof of ownership directly to me at: 235 E. 42nd Street, MS235/19/01, New York, NY 10017 or via fax at: (212) 573-1853. For your convenience, please find enclosed a copy of Rule 14a-8.

Sincerely,

Suzanne Y. Rolon

cc: Jeffrey B. Kindler, Pfizer Inc.
Amy Schulman, Pfizer Inc.
Rosemary Kenney, Pfizer Inc.

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. **Question 1: What is a proposal?** A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rolon, Suzanne Y.

From: Rolon, Suzanne Y.
Sent: Wednesday, October 29, 2008 3:53 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Re: Shareholder Proposal - Special Meetings
Attachments: John Chevedden - Letter 10-29-2008.pdf

Dear Mr. Chevedden,

Please view the attachment.

Kind regards,

Suzanne

Suzanne Rolon
Senior Manager
Corporate Governance | Legal Division
Pfizer Inc
212.733.5356p | 212.573.1853f
suzanne.y.rolon@pfizer.com

Legal
Pfizer Inc
235 East 42nd Street 235/19/4
New York, NY 10017-5755
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com

Suzanne Y. Rolon
Senior Manager, Communications
Corporate Governance

Via Overnight Mail and E-Mail

October 29, 2008

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: **Shareholder Proposal for Pfizer 2009 Annual Meeting of Shareholders - Submitted by: Nick Rossi**

Shareholders of Pfizer ask the Board to take the steps necessary to amend the company's bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareholder meeting to consider any topic that the board or management could call such a special meeting for (to the fullest extent permitted by state law).

Dear Mr. Chevedden:

This letter will acknowledge Pfizer's receipt of Mr. Nick Rossi's proof of ownership dated and received on October 24, 2008 of Pfizer's common stock.

Please feel free to contact me if you have further questions.

Sincerely,

Suzanne Y. Rolon

PFE

Nick Rossi

FISMA & OMB Memorandum M-07-16

Mr. Jeffrey B. Kindler
Chairman
Pfizer Inc. (PFE)
235 E 42nd St
New York NY 10017

NOV. 11, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. Kindler,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Rossi 10/6/08

cc: Rosemary Kenney <rosemary.kenney@pfizer.com>
Suzanne Rolon <Suzanne.Y.Rolon@Pfizer.com>
Manager, Communications
Corporate Governance | Legal Division
212.733.5356p | 212.573.1853f

[PFE: Rule 14a-8 Proposal, October 14, 2008, Updated November 11, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Nick Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer.

Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

This proposal topic also won as high as 69%-support at the following companies based on 2008 yes and no votes:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Merck & Co. (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –

Yes on 3

Notes:

Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** , sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT B

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 16, 2008

Pfizer Inc.
235 East 42nd St.
Suite 2100
New York, NY 10017

Re: Stockholder Proposal Submitted By John Chevedden

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters involving a stockholder proposal (the "Proposal") submitted to Pfizer Inc., a Delaware corporation (the "Company"), by John Chevedden (the "Proponent"), under the name of Nick Rossi as his nominal proponent, for inclusion in the Company's proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders. Specifically, you have requested our opinion (i) whether the Proposal would, if implemented, cause the Company to violate Delaware law, and (ii) whether the Proposal is a proper subject for stockholder action under Delaware law.

I. The Proposal.

The Proposal asks the board of directors of the Company (the "Board") to take the steps necessary to amend the bylaws of the Company (the "Bylaws") and "each appropriate governing document to give holders of 10% of . . . [the] outstanding common stock [of the Company] . . . the power to call special shareowner meetings" and further asks that "such bylaw and/or charter text will not have any exception or exclusion conditions" to calling a special meeting that apply "only to shareowners but not to management and/or the board."[1]

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[1] The Proposal reads:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to

(continued)

II. Summary.

In our opinion, the Board would violate Delaware law if it attempted to amend the Bylaws or other "appropriate governing document" to allow the stockholders to call special meetings of stockholders pursuant to the Proponent's Proposal. As explained in Part III herein, implementing the Proposal violates Delaware law because it would place restrictions on the ability of the Board to call a special meeting, which is a fundamental power expressly granted to the Board by Section 211(d) of the Delaware General Corporation Law (the "DGCL").

For the foregoing reason, it is our opinion that the Proposal would cause the Company to violate Delaware law if it were implemented. In addition, because the Proposal asks the Board to violate Delaware law, it is also our opinion that, as explained in Part IV herein, the Proposal is not a proper subject for stockholder action under Delaware law.

III. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

A. The Directors' Right to Call Special Meetings Cannot Be Limited.

The Proposal would require that any "exception or exclusion condition" applied to stockholders also be applied to the Board or management. Because the first sentence of the Proposal imposes a 10% stock ownership condition on the ability of the stockholders to call a special meeting, the Proposal would necessarily require the same condition to be applied to the Board, so that the Board could only call a special meeting if the directors collectively owned 10% of the outstanding common stock. As discussed below, this limitation is inconsistent with the Board's unqualified statutory power to call special meetings.

Section 211(d) of the DGCL expressly grants to the board of directors of a Delaware corporation the power to call special meetings of stockholders:

> Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

8 *Del. C.* § 211(d). This statute invests the board of directors with the power to call a special meeting but does not provide any means to circumscribe that power in a corporation's bylaws or

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(continued)

> call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

certificate of incorporation.[2] No other provision of the DGCL authorizes any limitations on or modifications to the board's power to call a special meeting pursuant to Section 211(d).

Section 109(b) of the DGCL states that "[t]he bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation." Similarly, Section 102(b)(1) of the DGCL authorizes the certificate of incorporation of a Delaware corporation to include provisions "regulating the powers of . . . directors," but expressly states that such provisions may not be "contrary to the laws of this State." 8 *Del. C.* § 102(b)(1). For the reasons noted above, the Board would violate Delaware law if it adopted the type of bylaw or charter provision urged by the Proponent because such provision would be "contrary to" and "inconsistent with" Section 211(d) of the DGCL.[3]

The Proponent's attempt to limit the Board's unqualified statutory power to call a special meeting is also inconsistent with other provisions of the DGCL. Delaware law provides that "[t]he business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors." 8 *Del. C.* 141(a). Indeed, the DGCL provides that the board of directors has exclusive authority to initiate certain significant actions that are conditioned upon and subject to subsequent stockholder approval. Limiting a board's power to call special meetings would impinge upon that exclusive authority. For example, to effect certain mergers or amendments to a corporation's certificate of incorporation, a board must first approve such action, and then submit the action to stockholders for approval. *See* 8 *Del. C.* §§ 251, 242. In exercising its fiduciary duties in approving a merger agreement or charter amendment, a board may determine that its fiduciary duties require it to call a special meeting to present the matter to stockholders for consideration. *See Mercier v. Inter-Tel (Del.), Inc.*, 929 A.2d 786, 817-19 (Del. Ch. 2007) (noting how the board's fiduciary duties were implicated when it decided to reschedule a special meeting for the approval of a merger that the board believed to be in the best

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2 The bylaws and certificate of incorporation would be the only "appropriate" documents for regulating the calling of a special meeting.

3 Although one need look only to the express terms of Section 211(d) to determine that the Proposal is invalid, we note that the legislative history of Section 211(d) further supports our opinion. Commentary from an advisor to the committee that substantially revised the DGCL in 1967 states that the revised statute (which was ultimately adopted and codified in Section 211(d)) should provide that "special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation" but that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings." Ernest L. Folk, III, *The Delaware Corporation Law: A Study of the Statute with Recommended Revisions* 112 (1964). This commentary illustrates the drafters' recognition that the power of the board of directors—as opposed to other persons—to call a special meeting is inviolate.

interests of the stockholders); *Perlegos v. Atmel Corp.*, 2007 WL 475453, at *25 (Del. Ch. Feb. 8, 2007) (discussing fiduciary duties concomitant with the call and cancellation of a special meeting). Those duties do not disappear in those times when directors may fail to satisfy a particular stock ownership threshold. Accordingly, the power to call a special meeting is a fundamental one that cannot be constrained without placing a board's ability to fulfill its fiduciary duties in jeopardy—a result that the law will not permit.

B. The Proposal Would Violate Delaware Law Because There Are Certain Matters For Which Stockholders May Not Call Meetings.

The Proposal requires that there be no "exception or exclusion condition," to the extent such provisions are permitted by law, that apply only to stockholders. However, as noted above, Delaware law provides that there are certain matters for which only directors may call special meetings. For example, only the board may call a meeting for the purpose of approving a merger agreement, because the board must approve a merger agreement before it is submitted to stockholders. *See Tansey v. Trade Show News Networks, Inc.*, 2001 WL 1526306, at *7 (Del. Ch. Nov. 27, 2001) (finding a merger to be "void *ab initio*" because its approval did not follow this proper sequence). By the same token, an amendment to the certificate of incorporation must be recommended by the board initially and then presented to the stockholders for approval. *See AGR Halifax Fund, Inc. v. Fiscina*, 743 A.2d 1188, 1192-93 (Del. Ch. 1999) ("Both steps must occur in that sequence, and under no circumstances may stockholders act before the mandated board action proposing and recommending the amendment."). Accordingly, there is, implicit in the DGCL, an exception that is permitted—in fact required—by law that applies to prohibit stockholders from calling meetings for certain purposes.[4] Because this exception would also have to apply to the Board, the Proposal, literally read, would make it impossible for the Board to initiate an amendment to the certificate of incorporation or a merger other than at the time of the Company's annual meeting. Such a fundamental stripping of the board's power would violate Delaware law. *See, e.g., Jones Apparel Group, Inc. v. Maxwell Shoe Co., Inc.*, 883 A.2d 837, 851-52 (Del. Ch. 2004) (suggesting that a certificate of incorporation may not contain restrictions on board power dealing with mergers or charter amendments).

In sum, implementation of the Proposal thus violates Delaware law because it would (1) impose on the Board a 10% stock ownership condition in order to call a special meeting of the stockholders in violation of Section 211 of the DGCL and (2) purport to prohibit the Board from calling a special meeting to consider matters that only directors can initiate, such

[4] The reference in the second sentence of the Proposal to "the fullest extent permitted by state law" does not save the Proposal. On its face, such language addresses the extent to which the requested amendments to the bylaws and "each appropriate governing document" may require exception or exclusion conditions under state law to apply to the stockholders, and, as discussed above, the applicable limits on stockholders (*e.g.*, the 10% threshold) are permitted insofar as they apply to the stockholders.

as charter amendments and mergers. Thus, by seeking to make the power of the Board and the power of stockholders to call special meetings equivalent, the Proposal places restrictions on the fundamental power vested in the Board by Delaware law. As a result, the implementation of the Proposal would violate Delaware law.

IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Part III of this opinion, we believe the Proposal is also not a proper subject for stockholder action under Delaware law.

V. Conclusion.

For the foregoing reasons, it is our opinion that: (i) the Proposal, if implemented, would cause the Company to violate Delaware law, and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

2627727.2

EXHIBIT C

PFIZER INC.

By-laws

As Amended October 23, 2008

TABLE OF CONTENTS

BY-LAWS OF PFIZER INC

AS AMENDED OCTOBER 23, 2008

Article I

Stockholders' Meeting.

1. ***Place of Meeting.*** Meetings of the stockholders shall be held at the registered office of the Corporation in Delaware, or at such other place within or without the State of Delaware as may be designated by the Board of Directors or the stockholders.

2. ***Annual Meeting.*** The annual meeting of the stockholders shall be held on such date and at such time and place as the Board of Directors may designate. The date, place and time of the annual meeting shall be stated in the notice of such meeting delivered to or mailed to stockholders. At such annual meeting the stockholders shall elect directors, in accordance with the requirements of the Certificate of Incorporation, and transact such other business as may properly be brought before the meeting.

3. ***Quorum.*** The holders of stock representing a majority of the voting power of all shares of stock issued and outstanding and entitled to vote, present in person or by proxy, shall be requisite for and shall constitute a quorum of all meetings of the stockholders, except as otherwise provided by law, by the Certificate of Incorporation or by these By-laws. If a quorum shall not be present at any meeting of the stockholders, the stockholders present in person or by proxy and entitled to vote shall, by the vote of holders of stock representing a majority of the voting power of all shares present at the meeting, have the power to adjourn the meeting from time to time in the manner provided in paragraph 4 of Article I of these By-laws until a quorum shall be present.

4. ***Adjournments.*** Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

5. ***Voting; Proxies.*** At each meeting of the stockholders of the Corporation, every stockholder having the right to vote may authorize another person to act for him or her by proxy. Such authorization must be in writing and executed by the stockholder or his or her authorized officer, director, employee, or agent. To the extent permitted by law, a stockholder may authorize another person or persons to act for him or her as proxy by transmitting or authorizing the transmission of a telegram, cablegram or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission provided that the telegram, cablegram or electronic transmission either sets forth or is submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. A copy, facsimile transmission or other reliable reproduction of a writing or transmission authorized by this paragraph 5 of Article I may be substituted for or used in lieu of the original writing or electronic transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile transmission or other reproduction shall be a complete reproduction of the entire original writing or transmission. No proxy authorized hereby shall be voted or acted upon more than three years from its date, unless the proxy provides for a longer period. No ballot, proxies or votes, nor any revocations thereof or changes thereto shall be accepted after the time set for the closing of the polls pursuant to paragraph 11 of Article I of these By-laws unless the Court of Chancery upon application of a stockholder shall determine otherwise. Each proxy shall be delivered to the inspectors of election prior to or at the meeting. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or by filing a subsequent duly executed proxy with the Secretary of the Corporation. The vote for directors shall be by ballot. Unless a greater number of affirmative votes is required by the Certificate of Incorporation, these By-laws, the rules or regulations of any stock exchange applicable to the Corporation, or as otherwise required by law or pursuant to any regulation applicable to the Corporation, if a quorum exists at any meeting of stockholders, stockholders shall have approved any matter, other than the election of directors, if the votes cast by stockholders present in person or represented by proxy at the meeting and entitled to vote on the matter in favor of such matter exceed the votes cast by such stockholders against such matter. A nominee for director shall be elected to the Board of Directors if the votes cast for such nominee's election exceed the votes cast against such nominee's election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Article II, Section 13 of these By-laws and (ii) such nomination has not been withdrawn by such stockholder on or prior to the day next preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

6. ***Notice.*** Written notice of an annual or special meeting shall be given to each stockholder entitled to vote thereat, not less than ten nor more than sixty days prior to the meeting. If mailed, such notice shall be deemed to be given when deposited in the mail, postage pre paid, directed to the stockholder at his or her address as it appears on the records of the Corporation.

7. ***Inspectors of Election.*** The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors' count of all votes and ballots. Such certification shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

8. Stock List. At least ten days before every meeting of the stockholders a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, with the post office address of each, and the number of shares held by each, shall be prepared by the Secretary. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting, during ordinary business hours at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held for said ten days, and shall be produced and kept at the time and place of meeting during the whole time thereof and subject to the inspection of any stockholder who may be present. The original or duplicate stock ledger shall be provided at the time and place of each meeting and shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders or to vote in person or by proxy at such meeting.

9. Special Meetings. Special meetings of the stockholders for any purpose or purposes may be called by the Chair of the Board, and shall be called by the Chair of the Board or the Secretary at the request in writing of a majority of the Board of Directors or one or more record holders of shares of stock of the Corporation representing in the aggregate not less than twenty-five percent (25%) of the total number of shares of stock entitled to vote on the matter or matters to be brought before the proposed special meeting. A stockholder request for a special meeting shall be directed to the Secretary and shall be signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting and shall be accompanied by a notice setting forth the information required by paragraph 13 of this Article or paragraph 13 of Article II of these By-laws, as applicable, as to any nominations proposed to be presented and any other business proposed to be conducted at such special meeting and as to the stockholder(s) requesting the special meeting, as well as the written questionnaire and written representation and agreement required by paragraph 15 of Article II of these By-laws from any nominee for election as a director of the Corporation. A special meeting requested by stockholders shall be held at such date, time and place within or without the state of Delaware as may be designated by the Board of Directors; provided, however, that the date of any such special meeting shall be not more than ninety (90) days after the request to call the special meeting by one or more stockholders who satisfy the requirements of this paragraph 9 of Article I is received by the Secretary. Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if: (i) the stated business to be brought before the special meeting is not a proper subject for stockholder action under applicable law, or (ii) the Board of Directors has called or calls for an annual meeting of stockholders to be held within ninety (90) days after the Secretary receives the request for the special meeting and the Board of Directors determines in good faith that the business of such annual meeting includes (among any other matters properly brought before the annual meeting) the business specified in the stockholder's request. A stockholder may revoke a request for a special meeting at any time by written revocation delivered to the Secretary, and if, following such revocation, there are un-revoked requests from stockholders holding in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the Board of Directors, in its discretion, may cancel the special meeting. If none of the stockholders who submitted the request for a special meeting appears or sends a qualified representative to present the nominations proposed to be presented or other business proposed to be conducted at the special meeting, the Corporation need not present such nominations or other business for a vote at such meeting. Business transacted at all special meetings shall be confined to the matters stated in the notice of special meeting. Business transacted at a special meeting requested by stockholders shall be limited to the matters described in the special meeting request; provided, however, that nothing herein shall prohibit the Board of Directors from submitting matters to the stockholders at any special meeting requested by stockholders. The Chair of a special meeting shall determine all matters relating to the conduct of the meeting, including, but not limited to, determining whether any nomination or other item of business has been properly brought before the meeting in accordance with these By-laws, and if the Chair should so determine and declare that any nomination or other item of business has not been properly brought before the special meeting, then such business shall not be transacted at such meeting.

10. Organization. Meetings of stockholders shall be presided over by the Chair of the Board, if any, or in his or her absence by a Chair designated by the Board of Directors, or in the absence of such designation by a Chair chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the Chair of the meeting may appoint any person to act as secretary of the meeting.

11. Conduct of Meetings. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at such meeting by the person presiding over the meeting. The Board of Directors of the Corporation may adopt by resolution such rules or regulations for the conduct of meetings of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chair of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chair of the meeting, may include, without limitation, the following: (1) the establishment of an agenda or order of business for the meeting; (2) rules and procedures for maintaining order at the meeting and the safety of those present; (3) limitations on attendance at or participation in the meeting, to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chair shall permit; (4) restrictions on entry to the meeting after the time fixed for the commencement thereof, and (5) limitations on the time allotted to questions or comments by participants. Unless, and to the extent determined by the Board of

Directors or the chair of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

12. Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of the stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date: (1) in the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by law, not be more than sixty nor less than ten days before the date of such meeting; and (2) in the case of any other action, shall not be more than sixty days prior to such other action. If no record date is fixed: (1)(a) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the date next preceding the day on which the meeting is held; and (1)(b) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the of Board of Directors adopts the resolution relating, thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

13. Notice of Stockholder Proposal. At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting business must be: (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder (other than the nomination of a person for election as a director, which is governed by paragraphs 13, 14 and 15 of Article II of these By-laws), the stockholder intending to propose the business (the "Proponent") must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a Proponent's notice must be delivered to or mailed and received at the principal executive offices of the Corporation: (1) by the close of business 60 days in advance of the anniversary of the previous year's annual meeting if such meeting is to be held on a day which is within 30 days preceding the anniversary of the previous year's annual meeting or 90 days in advance of the anniversary of the previous year's annual meeting if such meeting is to be held on or after the anniversary of the previous year's annual meeting; and (2) with respect to any other annual meeting of stockholders, the close of business on the tenth day following the date of public disclosure of the date of such meeting. (For purposes of these By-laws, public disclosure shall be deemed to include a disclosure made in a press release reported by the Dow Jones News Services, Associated Press or a comparable national news service or in a document filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). A Proponent's notice to the Secretary shall set forth as to each matter the Proponent proposes to bring before the annual meeting: (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address of the Proponent, and of any holder of record of the Proponent's shares as they appear on the Corporation's books, (c) the class and number of shares of the Corporation which are owned by the Proponent (beneficially and of record) and owned by any holder of record of the Proponent's shares, as of the date of the Proponent's notice, and a representation that the Proponent will notify the Corporation in writing of the class and number of such shares owned of record and beneficially as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed, (d) any material interest of the Proponent in such business, (e) a description of any agreement, arrangement or understanding with respect to such business between or among the Proponent and any of its affiliates or associates, and any others (including their names) acting in concert with any of the foregoing, and a representation that the Proponent will notify the Corporation in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed, (f) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the Proponent's notice by, or on behalf of, the Proponent or any of its affiliates or associates, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the Proponent or any of its affiliates or associates with respect to shares of stock of the Corporation, and a representation that the Proponent will notify the Corporation in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed, (g) a representation that the Proponent is a holder of record or beneficial owner of shares of the Corporation entitled to vote at the annual meeting and intends to appear in person or by proxy at the meeting to propose such business, and (h) a representation whether the Proponent intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding shares required to approve the proposal and/or otherwise to solicit proxies from stockholders in support of the proposal.

14. Compliance with Procedures. Notwithstanding anything in these By-laws to the contrary: (a) no business shall be conducted at any annual meeting except in accordance with the procedures set forth in paragraph 13 of this Article I, and (b) unless otherwise required by law, if a Proponent intending to propose business at an annual meeting pursuant to paragraph 13 of this Article I does not provide the information required under subparagraphs (c), (e) and (f) of paragraph 13 to the Corporation promptly following the later of the record date or the date notice of the record date is first publicly disclosed, or the Proponent (or a qualified representative of the Proponent) does not appear at the meeting to present the proposed business, such business shall not be transacted, notwithstanding that proxies in respect of such business may have been received by the Corporation. The chair of the annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of paragraph 13 of this Article I, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. The requirements of paragraph 13 and paragraph 14 of this Article I shall apply to any business to be brought before an annual meeting by a stockholder (other than the nomination of a person for election as a director, which is governed by paragraphs 13, 14 and 15 of Article II of these By-laws) whether such business is to be included in the Corporation's proxy statement pursuant to Rule 14a-8 of the Exchange Act or presented to stockholders by means of an independently financed proxy solicitation. The requirements of paragraph 13 of this Article I are included to provide the Corporation notice of a stockholder's intention to bring business before an annual meeting and shall in no event be construed as imposing upon any stockholder the requirement to seek approval from the Corporation as a condition precedent to bringing any such business before an annual meeting.

Article II

Directors.

1. ***Number; Election; Term.*** The number of directors which shall constitute the whole Board shall not be less than ten, nor more than twenty-four, the exact number within said limits to be fixed from time to time solely by resolution of the Board, acting by the vote of not less than a majority of the directors then in office. A majority of the directors shall consist of persons who are not employees of the Corporation or of any subsidiary of the Corporation. Should the death, resignation or other removal of any non employee director result in the failure of the requirement set forth in the preceding sentence to be met, such requirement shall not apply during the time of the vacancy caused by the death, resignation or removal of any such non employee director. The remaining directors of the Corporation shall cause any such vacancy to be filled in accordance with these By-laws within a reasonable period of time. At the annual meeting or a special meeting at which directors are to be elected in accordance with the Corporation's notice of meeting, directors shall be elected in accordance with the requirements of these By-laws and the Certificate of Incorporation.

2. ***Place of Meetings, Records.*** The directors may hold their meetings and keep the books of the Corporation outside of the State of Delaware at such places as they may from time to time determine.

3. ***Vacancies.*** Subject to the rights of the holders of any one or more series of Preferred Stock then outstanding, if the office of any director becomes vacant for any reason or any new directorship is created by any increase in the authorized number of directors, a majority of the directors then in office, although less than a quorum, may choose a successor or successors or fill the newly created directorship. Any director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his successor shall be elected and qualified.

4. ***Organizational Meeting.*** The Board of Directors shall meet for the purpose of organization, the election of officers and the transaction of other business, after each annual election of directors on the day and at the place of the next regular meeting of the Board. Notice of such meeting need not be given. Such meeting may be held at any other time or place which shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors or in a consent and waiver of notice thereof signed by all of the directors.

5. ***Regular Meetings.*** Regular meetings of the Board may be held without notice at such time and place either within or without the State of Delaware as shall from time to time be determined by the Board.

6. ***Special Meetings.*** Special meetings of the Board may be called by the Chair of the Board a Vice Chair of the Board or the President by the mailing of notice to each director at least 48 hours before the meeting or by notifying each director of the meeting at least 24 hours prior thereto either personally, by telephone or by electronic transmission; special meetings shall be called on like notice by the Chair of the Board, a Vice Chair of the Board, the President or, on the written request of any two directors, by the Secretary.

7. ***Quorum.*** At all meetings of the Board the presence of one third of the total number of directors determined by resolution pursuant to paragraph 1 of this Article II to constitute the Board of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Certificate of Incorporation or by these By-laws.

8. ***Executive Committee.*** There shall be an Executive Committee of three or more directors elected by a majority of the Board. The Committee shall be composed of the Chief Executive Officer, the President, and such other directors as the Board shall elect. The Board, by resolution, may designate one or more directors as alternate members of the Committee, who may replace any absent or disqualified member at any meeting of the Committee. In the absence or disqualification of a member of the Committee, the member or members present at any meeting of the Committee and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. The ratio of inside directors to outside directors serving on the Committee shall, to the extent feasible, be as near as possible to the ratio of inside directors to outside directors serving on the full Board. A quorum shall be a majority of the members of the Committee. Regular meetings of the Committee shall be held without notice at such time and place as shall from time to time be determined by the Committee; special meetings of the Committee may be called pursuant to the rules determined by the Committee. The Committee shall generally perform such duties and exercise such powers as may be directed or delegated by the Board of Directors from time to time. Except as otherwise provided by law, the Committee shall have authority to exercise all the powers of the Board while the Board is not in session. The act of a majority of the Committee members present at any meeting at which there is a quorum shall be the act of the Committee except as may be otherwise specifically provided by law, by the Certificate of Incorporation or by these By-laws. The Committee shall keep regular minutes of its proceedings and report the same to the Board at its next regular meeting.

9. ***Additional Committees.*** The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more additional committees, each committee to consist of one or more of the directors of the Corporation. In the event that the Board shall designate a committee that shall have the power to recommend changes in the compensation of senior management of the Corporation and/or a committee that shall have the power to recommend nominees for election as directors of the Corporation, the membership of such committees shall consist solely of directors who are not employees of the Corporation or of any subsidiary of the Corporation. The Board may designate one or more directors as alternate members of any such additional committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee shall have such powers as are granted to it by the resolution of the Board or by subsequent resolutions passed by a majority of the whole Board. Nothing herein shall limit the authority of the Board of Directors to appoint other committees consisting in whole or in part of persons who are not directors of the Corporation to carry out such functions as the Board may designate. Unless otherwise provided for in any resolution of the Board of Directors designating a committee pursuant to this paragraph 9 of Article II: (i) a quorum for the transaction of business of such committee shall be fifty percent or more of the authorized number of members of such committee; and (ii) the act of a majority of the members of such committee present at any meeting of such committee at which there is a quorum shall be the act of the committee (except as otherwise specifically provided by law, the Certificate of Incorporation or by these By-laws).

10. Presence at Meeting. Members of the Board of Directors or any committee designated by such Board may participate in the meeting of said Board or committee by means of conference telephone or similar communications equipment by means of which all persons in the meeting can hear each other and participate. The ability to participate in a meeting in the above manner shall constitute presence at said meeting for purposes of a quorum and any action thereat.

11. Action Without Meetings. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee designated by such Board may be taken without a meeting, if all members of the Board or committee consent thereto in writing and the writing or writings are filed with the minutes of the proceedings of the Board or committee.

12. Eligibility to Make Nominations. Nominations of candidates for election as directors at an annual meeting of stockholders or a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (an "Election Meeting") may be made (1) by any stockholder entitled to vote at such Election Meeting only in accordance with the procedures established by paragraph 13 of this Article II, or (2) by the Board of Directors. In order to be eligible for election as a director, any director nominee must first be nominated in accordance with the provisions of these By-laws.

13. Procedure for Nominations by Stockholders. Any stockholder entitled to vote for the election of a director at an Election Meeting may nominate one or more persons for such election only if written notice of such stockholder's intent to make such nomination is delivered to or mailed and received by the Secretary of the Corporation. Such notice must be received by the Secretary not later than the following dates: (1) with respect to an annual meeting of stockholders, by the close of business 60 days in advance of the anniversary of the previous year's annual meeting if such meeting is to be held on a day which is within 30 days preceding the anniversary of the previous year's annual meeting or 90 days in advance of the anniversary of the previous year's annual meeting if such meeting is to be held on or after the anniversary of the previous year's annual meeting; and (2) with respect to any other annual meeting of stockholders or a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting, by the close of business on the tenth day following the date of public disclosure of the date of such meeting. The written notice of the stockholder intending to make the nomination (the "Proponent") shall set forth: (i) the name, age, business address and residence address of each nominee proposed in such notice, (ii) the principal occupation or employment of each such nominee, (iii) the number of shares of capital stock of the Corporation which are owned of record and beneficially by each such nominee, (iv) a statement whether each such nominee, if elected, intends to tender, promptly following such person's failure to receive the required vote for election or reelection at the next meeting at which such person would face election or reelection, an irrevocable resignation effective upon acceptance of such resignation by the Board of Directors, in accordance with the Corporation's Corporate Governance Principles, (v) with respect to each nominee for election or reelection to the Board of Directors, include a completed and signed questionnaire, representation and agreement required by paragraph 15 of this Article II, (vi) such other information concerning each such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved), or that is otherwise required to be disclosed, under the rules of the United States Securities and Exchange Commission, and (vii) as to the Proponent: (a) the name and address of the Proponent, and of any holder of record of the Proponent's shares as they appear on the Corporation's books, (b) the class and number of shares of the Corporation which are owned by the Proponent (beneficially and of record) and owned by any holder of record of the Proponent's shares, as of the date of the Proponent's notice, and a representation that the Proponent will notify the Corporation in writing of the class and number of such shares owned of record and beneficially as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed, (c) a description of any agreement, arrangement or understanding with respect to such nomination between or among the Proponent and any of its affiliates or associates, and any others (including their names) acting in concert with any of the foregoing, and a representation that the Proponent will notify the Corporation in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed, (d) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the Proponent's notice by, or on behalf of, the Proponent or any of its affiliates or associates, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the Proponent or any of its affiliates or associates with respect to shares of stock of the Corporation, and a representation that the Proponent will notify the Corporation in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed, (e) a representation that the Proponent is a holder of record or beneficial owner of shares of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, and (f) a representation whether the Proponent intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve the nomination and/or otherwise to solicit proxies from stockholders in support of the nomination. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee.

14. Compliance with Procedures. If the Chair of the Election Meeting determines that a nomination of any candidate for election as a director was not made in accordance with the applicable provisions of these By-laws, such nomination shall be void, provided, however, that nothing in these By-laws shall be deemed to limit any class voting rights upon the occurrence of dividend arrearages provided to holders of Preferred Stock. Notwithstanding anything in these By-laws to the contrary, unless otherwise required by law, if a Proponent intending to make a nomination at an annual or special meeting pursuant to paragraph 13 of this Article II does not provide the information required under clauses (b) through (d) of subparagraph (vii) of paragraph 13 of this Article II to the Corporation promptly following the later of the record date or the date notice of the record date is first publicly disclosed, or the Proponent (or a qualified representative of the Proponent) does not appear at the meeting to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

15. ***Submission of Questionnaire; Representation and Agreement.*** To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under paragraph 13 of this Article II of these By-laws) to the Secretary of the Corporation at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (i) is not and will not become a party to (A) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (B) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law, (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (iii) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with, applicable law and all applicable publicly disclosed corporate governance, conflict of interest, corporate opportunities, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

Article III

Officers.

1. ***Election; Term of Office; Appointments.*** The Board of Directors, at its first meeting after each annual meeting, of stockholders, shall elect at least the following officers: a Chair of the Board and/or a President, one or more Vice Presidents, a Controller, a Treasurer and a Secretary. The Board may also elect, appoint, or provide for the appointment of such other officers and agents as may from time to time appear necessary or advisable in the conduct of the affairs of the Corporation. Such additional officers may include one or more Vice Chairmen, who shall not be Directors unless otherwise prescribed by the Board of Directors, and whose duties shall be to assist the Chief Executive Officer of the Corporation in establishing and implementing overall corporate policy. Officers of the Corporation shall hold office until their successors are chosen and qualify in their stead or until their earlier death, resignation or removal, and shall perform such duties as from time to time shall be prescribed by these By-laws and by the Board and, to the extent not so provided, as generally pertain to their respective offices. The Board of Directors may fill any vacancy occurring in any office of the Corporation at any regular or special meeting. Two or more offices may be held by the same person.

2. ***Removal and Resignation.*** Any officer elected or appointed by the Board of Directors or the Executive Committee may be removed at any time by the affirmative vote of a majority of the whole Board of Directors. If the office of any officer elected or appointed by the Board becomes vacant for any reason, the vacancy may be filled by the Board. Any officer may resign at any time upon written notice to the Corporation.

3. ***Chair of the Board.*** The Chair of the Board shall be the chief executive officer of the Corporation, unless otherwise prescribed by the Board of Directors, and shall preside at all meetings of the stockholders and of the directors. He or she shall perform such other duties, and exercise such powers, as from time to time shall be prescribed by these By-laws or by the Board of Directors.

4. ***President.*** The President, in the absence of the Chair of the Board or the Vice Chair, if any, shall preside at meetings of the Directors. He or she shall have such authority and perform such duties in the management of the Corporation as from time to time shall be prescribed by the Board of Directors and, to the extent not so prescribed, he or she shall have such authority and perform such duties in the management of the Corporation, subject to the control of the Board, as generally pertain to the office of President.

5. ***Vice Presidents.*** Vice Presidents shall perform such duties as from time to time shall be prescribed by these By-laws, by the Chair of the Board, by the President or by the Board of Directors, and except as otherwise prescribed by the Board of Directors, they shall have such powers and duties as generally pertain to the office of Vice President.

6. ***Secretary.*** The Secretary or person appointed as secretary at all meetings of the Board and of the stockholders shall record all votes and the minutes of all proceedings in a book to be kept for that purpose, and he or she shall perform like duties for the Executive Committee when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders, and of the Board of Directors if required. He or she shall perform such other duties as may be prescribed by these By-laws or as may be assigned to him or her by the Chair of the Board, the President or the Board of Directors, and, except as otherwise prescribed by the Board of Directors, he or she shall have such powers and duties as generally pertain to the office of Secretary.

7. ***Treasurer.*** The Treasurer shall have custody of the Corporation's funds and securities. He or she shall perform such other duties as may be prescribed by these By-laws or as may be assigned to him or her by the Chair of the Board, the President or the Board of Directors, and, except as otherwise prescribed by the Board of Directors, he or she shall have such powers and duties as generally pertain to the office of Treasurer.

8. ***Controller.*** The Controller shall have charge of the Corporation's books of account, and shall be responsible for the maintenance of adequate records of all assets, liabilities and financial transactions of the Corporation. The Controller shall prepare and render such balance sheets, profit and loss statements and other financial reports as the Board of Directors, the Chair of the Board or the President may require. He or she shall perform such other duties as may be prescribed by these By-laws or as may be assigned to him or her by the Chair of the Board, the President or the Board of Directors, and, except as otherwise prescribed by the Board of Directors, he or she shall have such powers and duties as generally pertain to the office of Controller.

Article IV

Stock.

1. ***Stock.*** The shares of the Corporation shall be represented by certificates or shall be uncertificated. Each registered holder of shares, upon request to the Corporation, shall be provided with a certificate of stock representing the number of shares owned by such holder. The certificates of stock of the Corporation shall be in the form or forms from time to time approved by the Board of Directors. Such certificates shall be numbered and registered, shall exhibit the holder's name and the number of shares, and shall be signed in the name of the Corporation by the following officers of the Corporation: the Chair of the Board of Directors, or the President or a Senior Vice President or Vice President; and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. If any certificate is manually signed (1) by a transfer agent other than the Corporation or its employee, or (2) by a registrar other than the Corporation or its employee, any other signature on the certificate, including those of the aforesaid officers of the Corporation, may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

2. ***Lost Certificates.*** The Board of Directors or any officer of the Corporation to whom the Board of Directors has delegated authority may authorize any transfer agent of the Corporation to issue, and any registrar of the Corporation to register, at any time and from time to time unless otherwise directed, a new certificate or certificates of stock in the place of a certificate or certificates theretofore issued by the Corporation, alleged to have been lost or destroyed, upon receipt by the transfer agent of evidence of such loss or destruction, which may be the affidavit of the applicant; a bond indemnifying the Corporation and any transfer agent and registrar of the class of stock involved against claims that may be made against it or them on account of the lost or destroyed certificate or the issuance of a new certificate, of such kind and in such amount as the Board of Directors shall have authorized the transfer agent to accept generally or as the Board of Directors or an authorized officer shall approve in particular cases; and any other documents or instruments that the Board of Directors or an authorized officer may require from time to time to protect adequately the interest of the Corporation. A new certificate may be issued without requiring any bond when, in the judgment of the directors, it is proper to do so.

3. ***Transfers of Stock.*** Transfers of stock shall be made upon the books of the Corporation: (1) upon presentation of the certificates by the registered holder in person or by duly authorized attorney, or upon presentation of proper evidence of succession, assignment or authority to transfer the stock, and upon surrender of the appropriate certificate(s), or (2) in the case of uncertificated shares, upon receipt of proper transfer instructions from the registered owner of such uncertificated shares, or from a duly authorized attorney or from an individual presenting proper evidence of succession, assignment or authority to transfer the stock.

4. ***Holder of Record.*** The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, save as expressly provided by the laws of the State of Delaware.

Article V

Indemnification and Severance.

1. ***Right to Indemnification.*** The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, nonprofit entity, or other enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person. The Corporation shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

2. ***Prepayment of Expenses.*** The Corporation shall pay the expenses (including attorneys' fees) incurred by an officer or director of the Corporation in defending any proceeding in advance of its final disposition, provided, however, that the payment of such expenses shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it shall ultimately be determined that the director or officer is not entitled to be indemnified. Payment of such expenses incurred by other employees and agents of the Corporation may be made by the Board of Directors in its discretion upon such terms and conditions, if any, as it deems appropriate.

3. ***Claims.*** If a claim for indemnification or payment of expenses (including attorneys' fees) under this Article is not paid in full within sixty days after a written claim therefor has been received by the Corporation the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

4. ***Nonexclusivity of Rights*** The right conferred on any person by this Article V shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these By-laws, agreement, vote of stockholders or disinterested directors or otherwise.

5. ***Other Indemnification*** The corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non profit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, non profit entity, or other enterprise.

6. ***Amendment or Repeal*** Any repeal or modification of the foregoing provisions of this Article V shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

7. ***Severance*** Any written agreement or any amendment of an existing written agreement that provides for payments to a director, officer or other employee of the Corporation or any subsidiary of the Corporation upon (i) a "change in control" of the Corporation or (ii) the termination or constructive termination of the employment of such director, officer, or other employee following a "change in control" of the Corporation, must be approved by (a) the unanimous vote of the members of the committee of the Board of Directors which has the power to recommend changes in the compensation of the senior management of the Corporation, if any, and (b) a majority of the directors who are not employees of the Corporation or any subsidiary of the Corporation. For the purposes hereof, a "change of control" of the Corporation shall mean through (i) the accumulation by a person or group of related persons of 20% or more of the Company's outstanding, capital stock and/or (ii) a change in the composition of a majority of the Corporation's Board of Directors without the approval of the incumbent Board.

Article VI

Miscellaneous.

1. ***Delaware Office*** The address of the registered office of the Corporation in the State of Delaware shall be at Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801 and the name of its registered agent at such address is Corporation Trust Company.

2. ***Other Offices*** The Corporation may also have an office in the City and State of New York, and such other offices at such places as the Board of Directors from time to time may appoint or the business of the Corporation may require.

3. ***Seal*** The corporate seal shall be in the form adopted by the Board of Directors. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. The seal may be affixed by any officer of the Corporation to any instrument executed by authority of the Corporation, and the seal when so affixed may be attested by the signature of any officer of the Corporation.

4. ***Notice.*** Whenever notice is required to be given by law, the Certificate of Incorporation or these By-laws, a written waiver signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting, is not lawfully called or convened.

5. ***Amendments.*** The Board of Directors shall have the power to adopt, amend or repeal the Bylaws of the Corporation by the affirmative action of a majority of its members. The By-laws may be adopted, amended or repealed by the affirmative vote of a majority of the stock issued and outstanding and entitled to vote at any regular meeting of the stockholders or at any special meeting of the stockholders if notice of such proposed adoption, amendment or repeal be contained in the notice of such special meeting.

6. ***Form of Records.*** Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minutes books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs, or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

7. ***Checks.*** All checks, drafts, notes and other orders for the payment of money shall be signed by such officer or officers or agents as from time to time may be designated by the Board of Directors or by such officers of the Corporation as may be designated by the Board to make such designation.

8. ***Fiscal Year.*** The fiscal year shall begin the first day of January in each year.

END